

October 28, 2013

<u>Via E-mail</u>
Leigh Ginter
Chief Financial Officer
Norcraft Companies, Inc.
3020 Denmark Avenue, Suite 100
Eagan, MN 55121

> **Re: Norcraft Companies, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed October 28, 2013**
> **File No. 333-191607**

Dear Mr. Ginter:

We have reviewed your amended registration statement and your responses to the comments in our letter dated October 25, 2013 and have the following additional comments.

<u>Summary Consolidated Financial and Other Data, page 15</u>

1. It appears to us that the pro forma net income (loss) per share disclosures currently presented under the column for the nine months ended September 30, 2012 actually relate to the year ended December 31, 2012 and should be presented under the appropriate period. It also appears to us that the pro forma disclosures should be cross-referenced to the pro forma financial statements.

<u>The Reorganization, Pre-Reorganization Structure, page 35</u>

2. It is not clear to us why the ownership interests presented on page 35 are not equal to the interests disclosed on pages iii and 9. Please clarify or revise.

You may contact Mindy Hooker, Staff Accountant at (202) 551-3732 or Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: <u>Via E-mail</u>
       Carl P. Marcellino, Ropes & Gray LLP